

PUBLIC

Madison Park Group LLC

Statement of Financial Condition
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65801

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MADISON PARK GROUP LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 PARK AVE 31ST FL
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Noubar Pechdimaljian	212-6609712	noubar@madisonparkgrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

135 W 50th St	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Noubar Pechdimaljian_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Madison Park Group LLC_ , as of _12/31_ , 2 _021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHRISTOPHER J. FINE
Notary Public - State of New York
Reg. #01FI6380826
Qualified in New York County
My Commission Expires September 17, 2022

Signature: _____

Title: _____
Chief Financial Officer

2/28/2022

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Managing Member of Madison Park Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Madison Park Group LLC, (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

Mazars USA LLP

New York. NY
February 25, 2022

Madison Park Group LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	1,986,982
Accounts receivable		530,000
Fixed assets, net of accumulated depreciation of $243,038		-
Lease right of use asset		913,195
Other assets		110,635
Total assets	$	3,540,812

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	579,148
Due to member		1,011
Lease liabilities		1,002,788
Total liabilities		1,582,947

Commitment

Member's equity

Member's equity		1,957,865
Total liabilities and member's equity	$	3,540,812

The accompanying notes are an integral part of this financial statement.

2

1. **Business**

   Madison Park Group LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in the sale of securities for its clients by providing investment banking services and financial advisory and capital-raising services, principally related to mergers and acquisitions advice and equity private placements.

   The Company does not hold funds or securities for, nor owes any money or securities to, customers, and does not carry accounts of or for customers. Accordingly, the Company does not claim an exemption from SEC Rule 15c3-3, but rather relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240-17a-5

   A member of a limited liability company is not personally liable for the debts, obligations or other liabilities of the limited liability company by reason of being such a member.

2. **Summary of Significant Accounting Policies**

   Lease
   The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

   Revenue and Expense Recognition
   The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Investment banking transaction fees recorded in consulting revenue are recorded when the underlying transaction is consummated. Consulting income also consists of the Company receiving advisory fees for specific projects and preparation work ahead of a transaction that are recorded in the month that the services are provided.

   Income Taxes
   As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Madison Park Group LLC
Notes to Financial Statement
December 31, 2021

Accounts Receivable

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting ASC, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified accounts receivables as impacted by ASC 326. The Company provides for doubtful accounts when the collection of an account is doubtful. The accounts receivables as of December 31, 2021, are considered fully collectible and therefore no allowance for doubtful accounts was considered necessary. There were no accounts receivable as of December 31, 2020.

Fixed Assets

Fixed assets are recorded at cost and are depreciated or amortized under the straight-line method over the estimated useful lives of the assets.

Concentration of Risk - Cash

The Company maintains its cash balances in one major financial institution which, at times, may exceed the $250,000 federally-insured limit. On December 31, 2021, cash exceeded the federally insured limits by $1,736,982

Market Risk

Political developments, natural disasters, public health crises and other events outside of the Company's control can adversely, directly and indirectly, impact the Company and its affiliates in material respects. While the Company is not aware of any events that would result in an immediate impact to the day-to-day operations, the Company continues to monitor developments on the global spread of COVID-19 as additional information is obtained.

3. **Major Customers**

For the year ended December 31, 2021, three customers accounted for approximately 66% of the total transaction fee revenues.

4. **Due to Member**

Due to member consists of reimbursement of operating expenses paid on behalf of the Company.

5. **Fixed Assets**

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2021, is as follows:

		Estimated Useful Lives
Furniture and fixtures	$ 105,577	5 years
Leasehold improvements	127,768	5 years
Equipment	9,693	10 years
	243,038	
Less accumulated depreciation	243,038	
Property and equipment, net	$ --	

4

6. Commitment and Contingencies

Operating Lease

In October 2016, the Company, with an entity under common ownership, entered into a lease agreement to rent office space in 3 Park Avenue, New York, NY under a non-cancelable lease agreement, expiring in 2028. The Company has recognized this lease as an operating lease. The lease has provisions for future rent increases and rent-free periods. As such, the company recognizes a right-of-use asset (ROU asset) and a lease liability in its statement of financial condition, representing the present value, discounted at 6%, of all future rent payments due until the end of the life of the lease. While the lease contains a renewal option for up to five years, the Company has determined that it will not exercise such renewal option and therefore associated lease payments under the renewal option have been excluded from all consideration. Future minimum rental payments under the above lease are as follows:

Year Ending December 31,	Amount
2022	$ 185,058
2023	192,125
2024	192,125
2025	192,125
2026	192,125
Thereafter	224,146
Total undiscounted lease payments	1,177,704
Less imputed interest	(174,916)
Total lease liability	$1,002,788

7. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2021, the Company has net capital of $1,317,230, which is $1,272,580 in excess of its required net capital of $44,650. The Company has aggregate indebtedness of $669,752. The Company's ratio of aggregate indebtedness to net capital is 0.51 to 1 at December 31, 2021. The Company was, at December 31, 2021, and during the entirety of 2021, compliant with the minimum net capital requirement.

8. Loan Forgiveness

On April 24, 2020, the company obtained a loan of $214,700 under the Paycheck Protection Program (the "PPP") created by the Coronavirus Aid, Relief, and Economic Security Act ("CARES") Act. Borrowers under the PPP may apply to have their loans forgiven if they use the proceeds of the loan to fund payroll, rent, and utilities costs incurred or paid during the covered period following the date the loan was funded. In May 2021, the Company received full forgiveness on its PPP loan and as a result reduced the PPP loan related liabilities from its books to zero.